UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

NUMEREX CORP.

(Name of Issuer)

Class A Common Stock, no par value

(Title of Class of Securities)

67053A102

(CUSIP Number)

Richard A. Denmon

Carlton Fields, P.A.

4221 W. Boy Scout Boulevard

Suite 1000

Tampa, FL 33607-5780

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

The information required for the remainder of this cover page shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 67053A102	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Gwynedd Resources Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,947,280
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,947,280
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,947,280
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 67053A102	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Elizabeth G. Baxavanis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,947,280
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,947,280
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,947,280
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 67053A102	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Dominion Holding No. 5 Revocable Trust for the benefit of Maria E. Nicolaides
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,947,280
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,947,280
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,947,280
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2
14	TYPE OF REPORTING PERSON OO - Trust

SCHEDULE 13D

CUSIP No. 67053A102	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Douglas S. Holsclaw, Jr., M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 752,382
	8	SHARED VOTING POWER 2,947,280
	9	SOLE DISPOSITIVE POWER 752,382
	10	SHARED DISPOSITIVE POWER 2,947,280
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 752,382
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 67053A102	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON Maria E. Nicolaides
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,947,280
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,947,280
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,947,280
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2
14	TYPE OF REPORTING PERSON IN

AMENDMENT NO. 7 TO SCHEDULE 13D

PRELIMINARY NOTE: This Amendment No. 7 to Schedule 13D (“Amendment No. 7) is being filed pursuant to Rule 13d-2(c) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) by Gwynedd Resources Ltd., a Pennsylvania limited partnership (“Gwynedd”), and its limited partners consisting of Elizabeth Baxavanis, Dominion Holding No. 5 Revocable Trust for the benefit of Maria E. Nicolaides, Douglas S. Holsclaw, Jr., M.D., and Maria E. Nicolaides, to disclose the execution and delivery of an agreement, dated March 30, 2016, by and between Gwynedd and the Company (the “Gwynedd Agreement”) entered into in order to facilitate a Settlement Agreement, dated March 30, 2016, by and between the Company, on one hand, and Eric Singer and the entities identified therein, on the other hand, which held on the date thereof, in the aggregate, approximately 9.5% of the issued and outstanding common stock of the Company (“Settlement Agreement”).

Item 1. Security and Issuer

This Amendment No. 7 relates to shares of Common Stock of the Issuer, whose principal executive offices are located at 3330 Cumberland Boulevard, Suite 700, Atlanta, GA 30339.

Item 3. Source and Amount of Funds or other Considerations.

Not applicable.

Item 4. Purpose of Transaction

This Amendment No. 7 is being filed to report the execution and delivery of the Gwynedd Agreement.

Based on Amendment No. 5 to the Schedule 13D filed with Securities and Exchange Commission (“SEC”) on December 8, 2015, by Viex Capital Advisors, LLC and certain of its affiliates (collectively referred to as “Viex”) to report their ownership of the Company’s common stock (“Common Stock”), Viex beneficially owned approximately 9.5% of the Company’s issued and outstanding common stock (the “Viex Schedule 13D”). The Viex entities which constituted reporting parties under the Viex Schedule 13D were the following: (i) Vertex Opportunities Fund, LP – Series One, (ii) Vertex Special Opportunities Fund II, LP, (iii) Vertex Special Opportunities Fund III, LP, (iv) Vertex GP, LLC, (v) Vertex Special Opportunities GP II, LLC, (vi) Vertex Special Opportunities GP III, LLC, and (vii) Vertex Capital Advisors, LLC.

In its Schedule 13D filings, Viex indicated that it would seek representation on the board of directors of the Company. Following negotiations between the Company and Viex, the parties agreed to the terms of the Settlement Agreement pursuant to which the Company agreed to, among other things:

•	increase the size of the board to eight (8) directors and appoint Eric Singer (the “Viex Designee”)to the board to fill the vacancy created thereby;

•	appoint the Viex Designee to the Compensation Committee and the Audit Committee of the Board of Directors of the Company;

•	nominate and recommend the election of the following persons to the Board of Directors at the 2016 Annual Meeting of the Stockholders of the Company (“2016 Annual Meeting”): Brian Igoe (the “Independent Director”), the Viex Designee, Stratton J. Nicolaides, Marc Zionts, Tony Holcomb, Sherrie A McAvoy, Jerry A. Rose, and Andrew Ryan collectively, (the “2016 Nominees”)

Under the Settlement Agreement, Viex further agreed that it would refrain from taking certain actions relating to attempts to exercise control over the Company, as further set forth in the Settlement Agreement, commencing on the date of the Settlement Agreement and ending on the date that is ten (10) business days prior to the deadline for the submission of shareholder nominations of individuals to the Company for election to the Company’s Board of Directors at the 2017 Annual Meeting pursuant to the Bylaws of the Company (the “Standstill Period”).

Pursuant to the terms of a letter agreement by and between the Company and Gwynedd, for so long as Gwynedd holds at least 10% of the outstanding equity interest in the Company, Gwynedd has the right to designate one (1) additional director to the Board of the Company in the event that the size of the Board should be increased in excess of seven (7) directors.

In view of the foregoing and the desire to assure the cooperation of Gwynedd in the election of the 2016 Nominees, as a condition to the Settlement Agreement Viex required the Company to enter into the Gwynedd Agreement whereby Gwynedd agrees to:

•	waive its right during the Standstill Period to designate an additional director as a result of the increase in the number of members of the Board to eight (8) under the Settlement Agreement;

•	continue to have the right to vote all of the shares of Common Stock it holds as of the date hereof through the 2016 Annual Meeting; and

•	appear in person or by proxy at the 2016 Annual Meeting and vote all shares of Common Stock of the Company beneficially owned by it at the meeting in favor of the election of the 2016 Nominees.

Gwynedd agreed to cooperate with the Company with respect to the Settlement Agreement and, on March [•], 2016, executed and delivered the Gwynedd Agreement, a copy of which is included as Exhibit 99.1 hereto and is incorporated herein its entirety by reference thereto.

In addition to the agreements referenced above, the Company has agreed to reimburse Gwynedd for its reasonable, documented out-of-pocket fees and expenses in connection with the negotiation and execution of the Gwynedd Agreement in an amount not to exceed in the aggregate $10,000.

Gwynedd acquired and continues to hold the shares reported herein for investment purposes. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decisions, Gwynedd may sell all or a portion of its shares, or may purchase additional securities of the Issuer, on the open market or in private transactions. Except as described in this Amendment No. 7, neither Gwynedd or any other of the Reporting Persons has any plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (iv) change in the present board of directors or the management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

The Gwynedd and the other Reporting Persons continually analyze and evaluate Gwynedd’s investment in the Issuer and reserve the right to change their intentions with respect to any of the foregoing.

Item 5. Interest in Securities of Issuer

(a) Gwynedd is the holder of record of 2,947,280 shares of Common Stock, representing approximately 15.2% of the shares of Common Stock which were outstanding on March 31, 2016 (as furnished by the Issuer’s transfer agent).

The shareholders of Gwynedd include Dominion #5 Trust, trust for the benefit of Nicolaides’ children (the “Children Trusts”), and Dr. Douglas S. Holsclaw, Jr. Elizabeth Baxavanis, mother-in-law of Nicolaides, serves as trustee of the Dominion #5 Trust and the Children Trusts.

The capital stock of Gwynedd is held as follows: (i) Dominion #5 Trust holds approximately 89.8%, the Children Trusts hold approximately 0.9%, and Dr. Holsclaw holds approximately 9.3%.

By virtue of the controlling stock ownership position held by Dominion #5 Trust in Gwynedd, Dominion #5 Trust may be deemed to have indirect beneficial ownership of the shares of Common Stock held by Gwynedd. Further, Ms. Baxavanis, as trustee for the Dominion #5 Trust and the Children Trust, may be deemed to have an indirect ownership of the shares of Common Stock held by Gwynedd because of her ability to direct the voting activities of the trusts, which collectively hold approximately 90.3% of the stock of Gwynedd.

Nicolaides is the President and a director of Gwynedd and the beneficiary of the revocable Dominion #5 Trust. By virtue of her position of control, she may be deemed the beneficial owner of the Common Stock held by Gwynedd.

Dr. Holsclaw is a director of Gwynedd and owns approximately 9.3% of the outstanding state of Gwynedd, and, by virtue of his position of control, he may be deemed the beneficial owner of shares of Common Stock held by Gwynedd.

Ms. Baxavanis and Dr. Holsclaw each disclaim beneficial ownership of all of the shares of Common Stock held by Gwynedd. Furthermore, Dominion #5 Trust and Nicolaides each disclaim beneficial ownership of shares of Common Stock which may be deemed to be beneficially owned by other shareholders of Gwynedd, including the Children Trusts and Dr. Holsclaw.

(b) Gwynedd has the sole voting and dispositive power over the shares of Common Stock held by it.

Each of the Dominion #5 Trust, Ms. Baxavanis, Nicolaides, and Dr. Holsclaw, by virtue of their control positions with Gwynedd, is deemed to share voting and dispositive power with respect to the shares of Common Stock held by Gwynedd.

In addition to the foregoing, Dr. Holsclaw owns 752,382 shares of Common Stock, which are held by him for his personal account.

(c) During the sixty (60) preceding the date of this Amendment No. 7, Gwynedd has not purchased or sold any shares of the Issuer’s Common Stock.

(d) Except for the Children Trusts and one other shareholder of Gwynedd who owns less than one percent of the outstanding stock of Gwynedd, no other person is know by the Reporting Person to have the right to receive dividends from, or the proceeds from the sale of, securities covered by this Report.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in this Amendment No. 7: (i) there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies and, (ii) other than standard default and similar provisions contained in loan agreements, none of the securities of the Company beneficially owned by any Reporting Person are pledged or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over such securities.

Item 7. Material to Be Filed as Exhibits

Exhibit	Description

99.1	Agreement, dated as of March 30, 2016, by and between Numerex Corp. and Gwynedd Resources, Ltd.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2016	GWYNEDD RESOURCES LTD.,
a Pennsylvania corporation

	By:	/s/ Maria E. Nicolaides
Maria E. Nicolaides,
President

DOMINION HOLDINGS #5
Revocable Trust for the Benefit of Maria E. Nicolaides

	By:	/s/ Elizabeth G. Baxavanis
Elizabeth G. Baxavanis
Trustee

DOUGLAS S. HOLSCLAW, JR., M.D., Individually

	By:	/s/ Douglas S. Holsclaw, Jr., M.D.

MARIA E. NICOLAIDES, Individually

	By:	/s/ Maria E. Nicolaides

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Agreement, dated as of March 30, 2016, by and among Numerex Corp. and Gwynedd Resources, Ltd..